Mail Stop 4561

August 26, 2009

Timothy Armstrong
Chairman and Chief Executive Officer
AOL Inc.
770 Broadway
New York, N.Y. 10003

>   **Re: AOL Inc.**
>   **Registration Statement on Form 10**
>   **Filed July 27, 2009**
>   **File No. 001-34419**

Dear Mr. Armstrong:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

Information Statement, Exhibit 99.1

General

1.   We note a number of blank spaces throughout your information statement concerning the
        beneficial ownership of your securities and the number of shares outstanding following
        the spin-off, in addition to statements that you will provide additional disclosure in an
        amendment to the information statement including information regarding your directors.
        We also note that you have not disclosed the material terms of the separation and
        distribution agreement and related agreements in the spin-off because you have not yet
        entered into them. Please include this disclosure in your revised information statement as

Timothy Armstrong
AOL Inc.
August 26, 2009
Page 2

soon as practicable. Note that we may have additional comments once you have provided this disclosure.

2.   Please provide any exhibits that have not already been filed as soon as possible. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

3.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Summary of the Spin-Off, page 7

4.   Please consider adding to the summary of the transaction information relating to the management and operations of the company after the transaction, such as, but not limited to, the management of the company and departures of any significant employees. You state in the risk factors that you have had multiple changes in executive leadership and leadership direction.

Summary Historical Consolidated Financial Data, page 12

5.   Please expand your disclosure to state that the financial information is based on assumptions, including allocations of shared expenses between the parties that might not have been applicable had AOL operated as an entity that was separate from Time Warner.

Risk Factors, page 14

General

6.   Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

We face intense competition in all aspects of our business, page 15

7.   Please expand the risk factor to provide more specific qualitative and quantitative information about the competition you have experienced and face in the subscription access service, especially from broadband Internet access providers. Discuss the extent of the competition faced by the company's continuing reliance on subscription revenues from dial-up customers by broadband Internet access providers. Quantitative information

regarding the competitive environment would provide meaningful context for investors to assess this risk factor associated with your business.

We may need to raise additional capital, and we cannot be sure that additional financing will be available, page 16

8.   You state that you intend to enter into a credit facility in connection with the spin-off and use the proceeds of the financing to support your working capital needs and the growth of your business and for other general corporate purposes. Please expand your discussion in this risk factor to explain the consequences if you fail to obtain the credit line and how this may affect your ability to operate as a stand-alone company. Also explain the effect of any restrictions that the credit line will impose on your ability to grow your business.

Cautionary Statement Concerning Forward-Looking Statements, page 27

9.   We note your reference to the Private Securities Litigation Reform Act of 1995 and statement that your filing contains forward-looking statements within the meaning of that legislation. Please be advised that we view the public distributions of shares in the proposed spinoff transaction as the company's initial public offering. See paragraph (b)(2)(D) of Section 21E of the Securities Exchange Act and revise appropriately.

The Spin-Off

Background, page 28

10.   Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led Time Warner's board to approve the separation of AOL, and recommend that the company be spun-off as a stand-alone public company. Please provide a reasonably detailed summary of the discussions that led to the current transactional structure. For example, discuss why AOL LLC will be transferred to Time Warner after the spin-off of AOL Inc. Also address what consideration AOL Inc. gave to the allocation of assets, liabilities, rights and indemnifications between Time Warner and AOL Inc. in connection with the separation and distribution agreement, transition services agreement, employee matters agreement, tax matters agreement, and intellectual property cross-license agreement. We note your disclosure on page 24 that these agreements may not reflect terms that would have resulted from arm's length negotiations among unaffiliated third parties.

Reasons for the Spin-Off, page 28

11.   Discuss the costs and risks associated with the transaction that you disclose were considered by the board of directors of Time Warner in determining whether to effect the spin-off.

Manner of Effecting the Spin-Off, page 29

12.   Please quantify the costs associated with the contemplated transaction to be borne by AOL, and the amount of debt you will assume or incur to cover these costs and for working capital as a stand-alone company.

Material U.S. Federal Income Tax Consequences, page 30

13.   You state that Time Warner has made it a condition to the spin-off that Time Warner obtain an opinion of counsel confirming that the spin-off "should not" result in the recognition of gain or loss to its shareholders, except to the extent of cash received in lieu of fractional shares, but do not state your conclusion whether the spin-off is tax-free. Please briefly explain the level of confidence associated with the receipt of a "should not" tax opinion. Explain why counsel cannot opine that the spin-off *will not* result in the recognition of gain or loss to its shareholders and describe the degree of uncertainty. Please elaborate as to what circumstances could make the distribution not qualify as a tax-free transaction. Given that the tax consequences of the proposed spin-off appear material to investors and the inclusion of representations about the tax outcome in the Form 10, it appears you should file counsel's tax opinion in a pre-effective amendment to the filing.

14.   You state that you are providing a summary of "certain" U.S. federal income tax consequences to the holders of Time Warner common stock. Revise the first sentence under this subheading to clarify that you are describing the material U.S. federal income tax consequences of the spin-off to investors.

Conditions to the Spin-Off, page 33

15.   Please include a statement as to whether any federal or state regulatory requirements must be complied with, other than the SEC rules, or approval must be obtained in connection with the transaction. See Item 14(a)(5) of Schedule 14A.

Business

Intellectual Property, page 45

16.   You disclose that your intellectual property assets such as copyrights, trademarks, and patents are among your most valuable assets. Please disclose the duration and effect of any material patents, trademarks and licenses. See Item 101(c)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

17.   We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. In other instances, you sometimes refer to an event or business condition that "primarily" caused a material change from the preceding period. For example, we note you have indicated that product pricing and sales volume have impacted your revenues. Your discussion should be enhanced to specifically quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume or to the introduction of new products or services over the last three years. Discuss in quantitative terms how average price levels for both subscription services and advertising have varied from one period to the next. Furthermore, to the extent decreases in price are the result of pricing pressures or other identifiable factors, those factors should be discussed as well. Expand to quantify each material contributing factor that you identify and strive to avoid prefacing the reference to these sources of changes with the word "primarily," which obscures the ability of the reader to identify the material sources of the change. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835, Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations.

18.   Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition from being a part of Time Warner to an independent publicly traded company (including paying for the associated costs of being a public company). In this regard, you state on page 24 that you will incur additional costs associated with being an independent, publicly traded company. Discuss the costs and the nature of the expenses.

Liquidity and Capital Resources, page 66

Current Financial Condition, page 66

19.   You indicate that "the cash [you] generate has been sufficient to fund [y]our working capital, capital expenditures and financing requirements." Tell us what consideration you gave to discussing the extent to which the cash you generate has historically been funded through your cash management relationship with Time Warner. In this regard, we note from your discussion of financial activities on page 69 that you required a net contribution from Time Warner in 2008 to fund acquisitions. Address the extent to which your historical cash management arrangement is indicative of future cash requirements.

Management, page 76

20.   You state on page 79 that your initial board of directors will be selected through a
        process involving both AOL and Time Warner. Please describe the selection process and
        include the information required by Items 401, 402, 403, 404, and 407(a) of Regulation
        S-K when you have determined your directors. We may have further comments after
        reviewing this information.

Executive Compensation, page 80

21.   We note that you did not include Randy Falco, your former Chief Executive Officer, and
        Nisha Kumar, your former Chief Financial Officer, in the Compensation Discussion and
        Analysis discussion and in the Summary Compensation Table. Item 402(a)(3)(i) and (ii)
        of Regulation S-K requires disclosure of all individuals serving as the company's
        principal executive officer and principal financial officer during the last completed fiscal
        year, and it is therefore unclear why this information has been omitted. Please revise the
        disclosure to include the applicable compensation information for Randy Falco and Nisha
        Kumar, and include Timothy Armstrong in the Summary Compensation Table, or tell us
        why this is not necessary. Please include any elements of compensation that were paid
        relating to their termination.

22.   We note that your employment and other compensatory agreements with your named
        executive officers and Mr. Armstrong have provisions which are triggered by the
        definitions of "cause" and "good reason" but you have not defined these terms in the
        filing. It appears that these definitions are important to understand the termination
        provisions of these agreements. Please disclose the appropriate definitions with respect
        to each agreement and any other material terms of these agreements.

23.   We note that the performance stock units are awarded based on the performance achieved
        in amounts ranging from 0% to 200% of the target amounts awarded to participants over
        a three-year period, but you have not disclosed the target amounts for each of the named
        executive officers. We also note that the second bonus under the Global Bonus Plan is
        based on the achievement of 2009 OIBDA and Free Cash Flow goals and individual
        performance measures, but you have not disclosed these quantitative or qualitative
        measures. If you have omitted the specific performance targets pursuant to Instruction 4
        to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm
        analysis that supports your reliance on that instruction, or advise. Please note that to the
        extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item
        402(b), your disclosure should address how difficult it will be for the executive or how
        likely it will be for the registrant to achieve the undisclosed target levels. See Item
        402(b)(2)(v) and (vii) of Regulation S-K and Question 118.04 of our Regulation S-K
        Compliance and Disclosure Interpretations, available on our website.

Summary Compensation Table for Fiscal Year 2008, page 97

24.   In your response letter, please explain why the summary compensation table for executive officers only includes information for fiscal year 2008 and not for fiscal years 2007 and 2006. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 217.01 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Security Ownership of Certain Beneficial Owners and Management, page 114

25.   Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities such as the Capital Research Global Investors, AXA Financial, Inc., and Dodge & Cox. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Certain Relationships and Related Party Agreements, page 116

26.   Please provide a materially complete description of the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, and any other agreements with which you intend to enter into with Time Warner. Disclose the obligations of each party under the agreements, assets and liabilities that will be distributed between the parties, material covenants and restrictions, and any additional disclosure that would allow shareholders to understand the level and extent of the inter-dependency of Time Warner and AOL and their reciprocal financial obligations.

27.   You state in the notes to the financial statements that until the separation between AOL and Time Warner is consummated, Time Warner will provide cash management and other treasury services to AOL and AOL will "sweep the majority of [its] domestic cash balances to Time Warner on a daily basis and receive funding from Time Warner for any domestic cash needs."   It appears that this is a related party transaction pursuant to Item 404 of Regulation S-K that should be disclosed under this section. Please revise.

28.   Please describe the material features of the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, and disclose whether or not such policies and procedures are, or will be, in writing.

Description of Our Capital Stock

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-laws, page 120

29.   We note that the summary of the information of your capital stock is qualified in its entirety by reference to the full text of the certificate of incorporation, by-laws, and Delaware law. A qualification of this type appears to be inconsistent with the requirement that the material terms of the securities be described in the information statement. Please revise.

30.   You state on page 120 that you have summarized the provisions in your proposed certificate of incorporation and by-laws that may be deemed to have an anti-takeover effect, but only describe the provision permitting the issuance of preferred stock in one or more series. We note your disclosure on page 26 regarding additional anti-takeover provisions in these documents including rules on how stockholders may present proposals or nominate directors for election at shareholder meetings. Please revise to summarize all material terms of your certificate of incorporation and bylaws that have a material anti-takeover effect.

Report of Independent Registered Public Accounting Firm, page F-2

31.   The restrictive language must be removed before the registration statement becomes effective.

Exhibits

32.   Please file the equity agreement with each of your named executive officers as this agreement appears to be a required exhibit pursuant to Item 601(b)(10) of Regulation S-K.

33.   Please tell us whether you intend to file the credit facility as an exhibit to the filing.

34.   Please tell us why you have not filed the agreements in connection with your acquisition of Bebo, Inc. on May 18, 2008 for $849.8 million. It appears that this acquisition represented a material portion of your assets in 2008 and that it may be an exhibit that is within the ambit of Item 601(b)(2) of Regulation S-K. Please advise.

35.   We note that you derived $678 million in advertising revenues, or 32% of your total advertising revenues, for the year ended December 31, 2008 in connection with your relationship with Google Inc. As it appears that you are substantially dependant upon this relationship, please provide any agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile (212) 474-3700
        Eric L. Schiele
        Cravath Swaine & Moore LLP